                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(a)

                             C.P. CLARE CORPORATION
                                (Name of Issuer)


                             Common Stock, par value
                                 $.01 per share
                         (Title of Class of Securities)


                                    12615K107
                                 (CUSIP Number)


                                  Michael Wager
                                  2300 BP Tower
                                200 Public Square
                              Cleveland, Ohio 44114
                                 (216) 363-4500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 5, 2000
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

==================================                        ======================
CUSIP NO. 12615K107                        13D            PAGE  2  OF  10 PAGES
==================================                        ======================




--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                                Allen R. Hart
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                                                                        PF
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                 United States
-------------------------------------------------------------------------------
   NUMBER OF            7         SOLE VOTING POWER
    SHARES                                                         430,000
 BENEFICIALLY
 OWNED BY EACH          --------------------------------------------------------
 REPORTING PERSON       8         SHARED VOTING POWER
    WITH                                                           160,000
                        --------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER
                                                                   430,000
                        --------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                                                   160,000
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                   590,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       6.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                                                        IN
--------------------------------------------------------------------------------

==================================                           ===================
CUSIP NO. 12615K107                        13D               PAGE 3 OF  10 PAGES
==================================                           ===================




-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                                Michael Wager
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                                                               PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                                               United States
-------------------------------------------------------------------------------
     NUMBER OF          7         SOLE VOTING POWER
SHARES BENEFICIALLY                                            65,500
   OWNED BY EACH
 REPORTING PERSON       -------------------------------------------------------
      WITH              8         SHARED VOTING POWER
                                                                    0
                        --------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER
                                                               65,500
                        -------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                               65,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                    [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                   0.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                                                    IN
--------------------------------------------------------------------------------

==================================                            ==================
CUSIP NO. 12615K107                        13D                PAGE 4 OF 10 PAGES
=================================                             ==================



--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                           H. Jeffrey Schwartz
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                                                                       PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                            [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                United States
-------------------------------------------------------------------------------
      NUMBER OF         7         SOLE VOTING POWER
 SHARES BENEFICIALLY                                            70,000
    OWNED BY EACH       --------------------------------------------------------
      REPORTING
     PERSON WITH        8         SHARED VOTING POWER
                                                                     0
                        --------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER
                                                                70,000
                        --------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                                                     0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                70,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                    [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                   0.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                                                    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                             C.P. CLARE CORPORATION


         This Amendment No. 1 (the "Amendment") amends the Statement on Schedule 13D (the "Statement"), dated November 17, 1999, filed by Allen R. Hart, Michael Wager and H. Jeffrey Schwartz.

ITEM     1.       SECURITY AND ISSUER.

                           This Statement relates to shares of common stock, par
                  value $.01 per share ("Common Stock"), of C.P. Clare Corporation (the "Company"). The address of the principal executive offices of the Company is 78 Cherry Hill Drive, Beverly, Massachusetts 01915.

ITEM     2.       IDENTITY AND BACKGROUND.

                           This Statement is being filed by Allen R. Hart,
                  Michael Wager and H. Jeffrey Schwartz (each, a "Reporting Person"). The Reporting Persons have filed this Schedule 13D because they may be deemed to be a "group" and therefore a single "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. The Reporting Persons may be deemed to have acted in concert in connection with their purchases of shares of Common Stock because they have discussed their purchases and other matters. The Reporting Persons do not admit that they have acted in concert or are a "group" or a single "person" for purposes of
                  Section 13(d) of the Exchange Act, and the rules and regulations thereunder, and each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock held by any other Reporting Person.

                           During the last five years, no Reporting Person has
                  been convicted in any criminal proceeding (excluding traffic violations or other similar misdemeanors) nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

                           Each Reporting Person is a citizen of the United
States.

                           The business address and principal occupation of each
                  Reporting Person is set forth on Appendix A.

ITEM     3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                           The source of funds for consideration were personal
                  funds of each of the Reporting Persons.

ITEM     4.       PURPOSE OF TRANSACTION.

                           The Reporting Persons are filing the Amendment No. 1
                  to report purchases in the open market of an aggregate of an additional 206,500 shares of Common Stock.

                           Reporting Persons acquired the Common Stock for
                  investment purposes. However, Reporting Persons believe that the Company's Common Stock has underperformed market indices as well as its industry peer group, and that the current stock price does not reflect the Company's value. Reporting Persons will urge management to explore alternatives for enhancing stockholder value, including but not limited to a business combination (whether by merger, consolidation or otherwise). Accordingly, Reporting Persons will request that the Board of Directors of the Company appoint an independent committee of non-employee directors to engage the services of a nationally recognized investment banking firm to facilitate the analysis and execution of strategic alternatives.

                           Reporting Persons intend to continue to communicate
                  with other stockholders and with management to effect a maximization of stockholder value and a critical assessment of management performance. Reporting Persons may seek to influence management of the Company by seeking representation on the Board of Directors, although there are no current plans to do so. In addition, Reporting Persons reserve the right to change their investment purpose or intentions and to take any and all actions that they may deem appropriate or necessary to realize the intrinsic value of their investment, including, among other things, acquiring additional securities of the Company, disposing of any securities of the Company owned by them, seeking representation on the Board of Directors, soliciting other stockholders to participate with Reporting Persons to replace a majority of the Board of Directors, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Company, the general business and future profits of the Company, tax implications or other factors.

ITEM     5.       INTEREST IN SECURITIES OF THE ISSUER.

                           Commencing on November 19, 1999 and through and
                  including December 31, 1999, Mr. Hart in the open market purchased (i) a total of 170,000 additional shares for his own account and (ii) 10,000 additional shares for accounts for the benefit of Gary Hart, his brother, Lillian Hart, his mother, Melissa Hart, his wife, and William Hart, his minor son, the price per share of such transactions ranging from $6.75 to $11.125. Commencing on November 22, 1999 through and including January 5, 2000, Mr. Wager in the open market purchased, a total of

                  16,000 additional shares for his own account and (iii) 500 shares for the account of Carolyn Joan Wager, his minor daughter, the price per share of such transactions ranging from $6.50 to $11.75. Commencing on December 14, 1999 through and including December 30, 1999 Mr. Schwartz acquired in open market purchases a total of 20,000 shares for his own account, the price per share ranging from $10.25 to $12.125.

                           See Appendix B for other information.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                           The Reporting Persons have discussed their purchases
                  of Common Stock and their common belief that the current stock price does not reflect the Company's value. They have also had conversations regarding their intentions with respect to other stockholders and the current Board of Directors. There are no formal agreements or any obligations between the Reporting Persons.


ITEM     7.       EXHIBITS.

                           Not applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 5, 2000               /s/ Allen R. Hart
                                      -----------------------------------------
                                      ALLEN R. HART

                                      /s/ Michael Wager
                                      ------------------------------------------
                                      MICHAEL WAGER

                                      /s/ H. Jeffrey Schwartz
                                      ------------------------------------------
                                      H. JEFFREY SCHWARTZ

                                                                      APPENDIX A


                                REPORTING PERSONS


Name; Principal Business Address       Principal Occupation
--------------------------------       --------------------

Allen R. Hart                          Private Investor
2501 Marlboro Road
Cleveland Heights, Ohio 44118

Michael Wager                          Principal, Ebusiness & Ecapital
2300 BP Tower                            Group LLC
200 Public Square                      Partner, Benesch, Friedlander,
Cleveland, Ohio 44114                    Coplan & Aronoff LLP

H. Jeffrey Schwartz                    Partner, Benesch, Friedlander
2300 BP Tower                            Coplan & Aronoff LLP
200 Public Square
Cleveland, Ohio 44114

                                                                     APPENDIX B

                                                    STOCK HOLDINGS
-----------------------------------------------------------------------------------------------------------------------------
                                                        VOTING POWER                DISPOSITIVE POWER
---------------------    -----------------   ----------------------------------- -------------------------    ---------------
                            AGGREGATE                                                                          PERCENTAGE OF
    STOCKHOLDER            AMOUNT OWNED            SOLE             SHARED          SOLE         SHARED        SHARES OWNED
    -----------            ------------            ----             ------          ----         ------        ------------

Allen R. Hart                   590,000           430,000           160,000        430,000       160,000             6.2%
---------------------    -----------------   -----------------   --------------- ------------ ------------   -----------------
Michael Wager                    65,500            65,500              ----         65,500          ----              .7%
---------------------    -----------------   -----------------   --------------- ------------ ------------   -----------------
H. Jeffrey Schwartz              70,000            70,000              ----         70,000          ----              .7%
                                 ------                                                                               ---

                                725,500                                                                              7.6%
                                =======                                                                              ====
---------------------    -----------------   -----------------   --------------- ------------ ------------   -----------------